

Mail Stop 3561

November 7, 2008

Shouguan Sun
Chief Executive Officer
China Wind Energy Inc.
No. 2 Haibin Road, Binxi Developing Area
Heilongjiang Province, FA 00000 China

Re: China Wind Energy, Inc.
Item 4.01 Form 8-K
Filed August 25, 2008
File No. 333-141271

Dear Mr. Shouquan Sun:

　　We have reviewed your amended filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form 8-K Filed November 6, 2008

1. We remind you to provide the three acknowledgments requested in the closing comments of our previous comment letter dated September 25, 2008. In your next response, please do so by providing a written statement from your principal executive officer that acknowledges that:

    ▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within five business days or tell us when you will respond. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as correspondence file on EDGAR.

If you have any questions regarding these comments, please call Raquel Howard, Staff Accountant at (202) 551-3291 or direct them to me at (202) 551-3688.

Sincerely,

Ryan C. Milne
Accounting Branch Chief